Mail Stop 4561

      							December 27, 2005

Mr. Herve Caen
Interim Chief Executive Officer
Interplay Entertainment Corp.
1682 Langley Avenue
Irvine, California 92606

	Re:	Interplay Entertainment Corp.
		Form 10-K for the Fiscal Year Ended December 31, 2004 Form 10-Q for the Fiscal Quarter Ended March 31, 2005 Form 10-Q for the Fiscal Quarter Ended June 30, 2005
      File No. 000-27338

Dear Mr. Caen:

		We have reviewed the above referenced filings and you response letter dated November 14, 2005 and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Item 9A. Controls and Procedures, page 38

1. We note your response to prior comment number 1 and reissue and clarify the comment. Your response indicates that your disclosure controls and procedures were of limited effectiveness, which is the same conclusion disclosed in your Form 10-K for the year Ended December 31, 2004. However, based on this disclosure, it remains unclear whether your Chief Executive Officer and interim Chief Financial Officer concluded that your disclosure controls and procedures are effective as of December 31, 2004. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your Chief Executive Officer and interim Chief
Financial Officer on the effectiveness of your disclosure controls and procedures. The conclusion reached should not be qualified and should state either that the controls are effective or not effective.
Therefore, you need to conclude whether your disclosure controls and procedures were either effective or not effective as of December 31,
2004 and amend your Form 10-K to clearly disclose your conclusion.

2. We note your response to prior comment number 2 and reissue and clarify the comment. Amend your Form 10-K for the year ended December 31, 2004 to disclose how you considered the material weakness noted by your former accountants in your assessment of the effectiveness of disclosure controls and procedures as of December 31, 2004 and March 31, 2005. Also disclose in greater detail the specific steps the company has taken to remediate the material weakness.

3. We note your response to prior comment number 3 and reissue and clarify the comment. We note that your disclosure controls and procedures were of limited effectiveness, at the reasonable assurance level, "in timely alerting him to material information required to be included in this report" in this filing and on page 23 of your Form
10-Q for the quarterly period ended March 31, 2005 and page 25 of your Form 10-Q for the quarterly period ended June 30, 2005.
Amend
your filings to revise your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective (or not effective) in ensuring that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in the Commissions rules and forms. We refer you to Exchange Act Rule 13a-15(e).

4. We note your response to prior comment number 4 and reissue and clarify the comment. Your response states that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Therefore, your disclosure should include this statement instead of your previous statement that that
"there can be no absolute assurance that any design will succeed in achieving its stated goals under all potential future conditions". Amend your Form 10-K for the year ended December 31, 2004, your Form
10-Q for the quarterly period ended March 31, 2005 and your Form
10-Q
for the quarterly period ended June 30, 2005 to revise your disclosure.

*****

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Christopher White, Staff Accountant, at (202) 551-3461 or me at (202) 551-3488 if you have any questions regarding our comments on the financial statements and related matters.


								Sincerely,


								Stephen Krikorian
								Accounting Branch Chief


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Mr. Herve Caen
Interplay Entertainment Corp.
December 27, 2005
page 1